EXHIBIT 8.1

LIST OF SUBSIDIARIES OF YANZHOU COAL MINING COMPANY LIMITED

As of April 30, 2011, we owned the following subsidiaries:

Name of Subsidiary	Country of incorporation/ registration and operation

Yancoal Australia Limited	Australia

Austar Coal Mine Pty Limited	Australia

Felix Resources Limited	Australia

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	PRC

Shandong Hua Ju Energy Co., Limited	PRC

Shandong Yanmei Shipping Co., Ltd.	PRC

Yankuang Shanxi Nenghua Co., Ltd.	PRC

Shanxi Heshun Tianchi Energy Company Limited	PRC

Shanxi Tianhao Chemicals Co., Ltd.	PRC

Yanmei Heze Nenghua Company Limited	PRC

Yanzhou Coal Ordos Nenghua Company Limited	PRC

Yanzhou Coal Yulin Nenghua Company Limited	PRC

Inner Mongolia Haosheng Coal Mining Company Limited	PRC